

SIÈGE SOCIAL

RECEIVED

2006 DEC -5 P 2:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 30, 2006

06018958

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

cc: Alain Marcheteau
(Safran)

PROCESSED
DEC 1 1 2006
THOMSON
FINANCIAL

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2 Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com



Annex

I. PRESS RELEASES

- Nov. 30, 2006 – SAFRAN Investor Day

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- Nov. 30, 2006 – SAFRAN Investor Day - Presentations



Communiqué de presse . Press release

SAFRAN Investor Day

Paris, November 30, 2006 –

Today in Paris, the SAFRAN Group is organizing an "Investor Day" for financial analysts and investors. The chief executive officer, the executive vice presidents of the branches, the executive vice president, strategy and development, and the executive vice president, economic and financial affairs, will review developments in their respective areas.

These presentations can also be consulted on the SAFRAN corporate website, starting today: www.safran-group.com Finance/Analysts & Investors

About SAFRAN

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr


PERFORMANCE AND
IMPROVEMENT PLAN
Dominique HÉDON
Investor Day – November 30th, 2006
SAFRAN



Action V

Improvement plan


Action V

Objectives

Economic adaptation

- Dollar
- Customers
- Market cycles

Enhance Group performance

- Economic synergies
- Technical synergies
- Human synergies

Target (reminder)
Impact on 2008 EBIT:
€700 million




SAFRAN

Action V

Progress Q3-2006

2008 objective feasible

- **€841 million identified** (€556m locked-in)
- **Structural actions in place**

Business portfolio 19%
Supply-Chain 27%
Facilities 10%
Production 14%
Development 15%
Other 15%

Levers

- **Business portfolio**
- **Operations**
  - Supply Chain
  - Productivity – operational excellence
  - Facilities
- **Development**


SAFRAN

Changes in business portfolio

Identified 2008 EBIT impact: €158 million

Dilutive operations

Examples

Sagem Com
- Termination of TV production
- Sale of cable business
- Termination of inkjet fax production

Messier-Bugatti
- Sale of actuators business

Hispano Suiza
- Sensors

Snecma
- Space mechanisms

Turboméca
- Termination of land & marine turbine business

New or strengthened operations

Examples

Snecma
- Protection of spare parts – development of services

Messier-Bugatti
- C17 & KC135 brake retrofit opportunity

Sagem DS – Snecma
- Moroccan Mirage F1 modernization
- SaM146 overspeed unit
- B787 electric brake
- Acquisition of EADS optronics

Turboméca
- Decentralized logistics structure

Sagem Com
- JV fax Photar


SAFRAN

Design and Development productivity

Pooled resources

- Teuchos
- Safran Aerospace India
- Teuchos Maroc
- Smartec

Shared expertise

- Composites
- Materials
- R&T programs
- Onboard software

Shared tools

- CAD
- Configuration

Examples

Snecma – Aircelle – Turbomeca – Snecma Propulsion Solide

- Process efficiency & development tools

Hispano-Suiza

- Re-design and new products

Snecma

- Organization in centers of excellence

All Group companies

- Optimization of research subcontracting
- Materials and procecces

Identified impact on 2008 EBIT: €128 million


SAFRAN

Purchasing and Supply Chain

Group

Non Production

- Centralized purchasing

Production

- Pooled purchasing

All companies

Specific plans

- Development of sources in emerging countries
- Make-and-buy, sourcing review
- Outsourcing

Identified impact on 2008 EBIT: €226 million*

77% locked-in

* Specific plans, excluding market impact


SAFRAN

Productivity in manufacturing

- International facilities
  - Current base: reduced risk, better timetable
  - Transfers to improve current performance
- Internal productivity energized by new locations
- Structure more resistant to market cycles

Identified impact on 2008 EBIT: €206 million

(73% locked-in)


SAFRAN

Productivity in manufacturing (ctd)

Restructuring in 2006

Aircelle

- Closure of Meudon 2006

Snecma

- Reorganization of Vernon (space operations) 2006
- Closure of Villaroche Nord (space operations) 2006

Sagem Com

- Restructuring of Lannion 2006

Messier Services

- Transfer of Sterling → Mexico 2006-2007

Labinal

- Resizing of Corinth (USA) 2006

Hispano-Suiza

- Closure of Bezons 2006


SAFRAN

Productivity in manufacturing (ctd)

Facilities: modernization & development

Sagem Com
- Accelerated development of Sagem Tunisia — 2005-06

Hispano-Suiza
- Ramp-up of operations at H-S Polska — 2006-07

Messier-Bugatti
- Increase carbon volume at US plant (Walton, KY) — 2006-07

Aircelle
- Moroccan plant Phase 1 (2006) and phase 2 (2007) — 2006-07
- Modernization of Le Havre plant — 2007

Snecma
- Joint ventures in India (HAL), Russia (Volgaero), China (Xinyi) — 2006
- Launch of Suzhou, China plant (CPIA project) — 2006

Messier-Dowty – Snecma
- Twin plants – Suzhou — 2006

Labinal
- Ramp-up of Moroccan plants — 2006

Sagem DS
- Renovation of Massy plant — 2007

Turboméca
- Modernization of Bordes plant (EOLE project) — 2007-08
- Assembly line set up in US — 2007

Messier-Bugatti
- Walton – new wheels and brakes shop — 2007


SAFRAN

New facilities… a guided tour

Sagem Tunisia

Aircelle Morocco

Hispano-Suiza Polska

Messier-Dowty/Snecma China

Labinal Morocco

Messier-Bugatti USA


SAFRAN

ECONOMY - FINANCE

Noël GAUTHIER

SAFRAN



Economy – Finance

Contents


SAFRAN

Economy – Finance

- ▶ **SAFRAN's financial structure**
- ▷ Exchange rate risks


SAFRAN

Economy – Finance



SAFRAN's financial structure

at June 30, 2006	*millions of euros*
▶ **Shareholders' equity**	**4,730**
▶ **Net debt:**	**656**
Medium and long-term financing	705
Short-term investments	49
▶ **Gearing (%):**	**14**


SAFRAN

Economy – Finance

Current medium and long-term financings

at June 30, 2006	Amount millions of euros	Term	Rate (%)	Currency
Financing	371	5 to 7 years	Fixed 3.2	EUR
Lease-Credit	91	5 to 11 years	Fixed 5.2	EUR/USD
Employee savings	151	5 years	4.0	EUR
Other borrowings	92		3.7	EUR/USD
Total M/LT financing	705			


SAFRAN



Economy – Finance

Short-term financings

at June 30, 2006

- **Short-term financial assets and liabilities**

millions of euros	Assets	Liabilities	Net
Euro	297	431	134
USD	298	103	(195)
GBP - CAD	75	87	12
	670	**621**	**(49)**

- **Terms**
  - EONIA financing in euros
  - FED FUNDS financing in dollars

- **Short-term financial instruments:**
  - Commercial paper program, up to €2,000 million


SAFRAN

Economy – Finance

Potential financing

▸ **Credit lines:**	**€1,295 million**
- Term:	most at 5 years
- Bank pool:	7 banks
- Drawing rights:	EUR or USD

▸ **Not used to date**


SAFRAN

Economy – Finance

SAFRAN Group cash pool



Investments/Loans



SAFRAN
Pivot accounts
€20,000 million/year



2 banks
USD

20 companies

US Zone



1 bank
GBP USD EUR

8 companies

UK Zone





5 banks
EUR USD GBP JPY

34 companies

EURO Zone



1 bank
USD EUR

4 companies

Singapore Zone


SAFRAN



Economy – Finance

- SAFRAN's financial structure
- **Exchange rate risks**


SAFRAN

Economy – Finance

Exposure to exchange rate risks

- **For 2006, the net EUR-USD exposure should be about $3.5 billion**
  - **Annual revenues in USD: $6 billion**
  - **Annual expenses in USD: $2.5 billion**
  - **Net exposure(*): $3.5 billion**

- **The total hedging portfolio as of October 31, 2006 is $3.8 billion at an average rate of 1€ = 1.13 $**

- **Marked to market = €375 million**

(*) excluding purchases by Sagem Communication


SAFRAN

Economy – Finance

Changes in the hedging portfolio

EUR/USD

1.30
1.25
1.20

USD millions

6,113
(1,692)
+ 583
5,004
(1,320)
+ 108
3,792

€1= $1.10
€1= $1.12
€1= $1.13

Dec. 31, 2005
June 30, 2006
Dec. 31, 2006

Other currencies


SAFRAN

CONCLUSION

Jean-Paul BÉCHAT

SAFRAN



Conclusion

Questions & answers


SAFRAN


COMMUNICATIONS BRANCH
Xavier LAGARDE
Investor Day – November 30th, 2006
SAFRAN

Contents


SAFRAN



- ▶ **General presentation of Communications Branch**
- ▷ Focus on digital technology
- ▷ Details of Communications Branch positions


SAFRAN

Communications Branch

2005 sales	Total employees	France	International
€2,342 million	8,300	4,450	3,850



Broadband
53%
47%
Mobile



SAFRAN

Overview of Communications Branch strategy

- Sagem Communication works with operators to generate new uses (new terminals), unlocking new revenue opportunities
- Main customers see Sagem Communication as a key player in Fixed/Mobile/TV convergence, through technologies in which it has long-standing expertise
- In the Mobile phone market, Sagem Communication delivers the latest technologies to its operator customers (EDGE, 3G, DVB-H, Wi-Fi, etc.) to develop terminals that will generate greater ARPU (Average Revenue Per User)
- In the Broadband market, Sagem Communication, the European leader in broadband access, is developing a range of residential gateways, set-top boxes and printing terminals dedicated to each operator, as well as a range of home and business application terminals


SAFRAN

Sagem Communication, key player in dynamic markets

	Mobile phones	Digital TV set-top boxes	Broadband
Terminals (2006)	1 billion	21 million	48 million
Sales GR (2006-2009)	11.4%	9.5%	23.3%

1 400
1 200
1 000
800
600
400
200
0
2003 2004 2005 2006 2007 2008 2009
30
25
20
15
10
5
0
2003 2004 2005 2006 2007 2008 2009
100
90
80
70
60
50
40
30
20
10
0
2003 2004 2005 2006 2007 2008 2009

- Digital technology is energizing telecom markets, which are enjoying strong growth worldwide.


SAFRAN



- General presentation of Communications Branch
- **Focus on digital technology**
- Detailed Communications Branch positions


SAFRAN

Focus on Digital




SAFRAN

SAGEM and digital technology


SAFRAN

SAGEM and personal communications



Home

- DECT cordless or WiFi phones
- WiFi units with telephone and videotelephone functions
- Residential gateways with VoIP function
- Fax with SMS functions

Mobile

- Joining watches and pens, the mobile phone has become a ubiquitous personal accessory

Everywhere

- Mobile phones for convergence: a single phone for both fixed-line (WiFi) and mobile communications, to access a single directory at any given moment, plus the best rate.


SAFRAN

SAGEM, information and entertainment



Home

- TV signal transmission (TV transmitters, microwave)
- TV over IP receivers (residential Triple Play - Box)
- WiFi devices
- Digital TV set-top boxes (DTTV, Satellite, Cable, IP), with optional hard disk
- Photo printers, frames
- Internet Radio, etc.

Mobile

- Transmission of DVB-H TV signals (TV transmitters, microwave)
- Mobile phones with TV: myMobileTV
- Multimedia mobiles with external memory
- Mobiles integrating payment and contactless solutions (NFC technology), etc.


SAFRAN

SAGEM: improving workplace efficiency



Home:

- Professional printing terminals (fax and multifunction)
- Communications servers, multiservice terminals (Quadrige)
- WiFi cordless phones
- Professional broadband access (Box)

Mobile:

- GSM+WiFi mobile phones
- Mobile phones for professional applications (GSM-R, GSM-T)


SAFRAN

Technological expertise

- **Radio communications:**
  - HSDPA, 3G, EDGE: products recognized for their quality right from market entry
  - Wireless communications: DECT, WiFi, Wimax, NFC/RFID, etc.
  - Radio positioning (GPS, etc.)
- **Digital TV:**
  - Video image decoding and processing (leader in MPEG4 decoders): high definition
  - Network infrastructures for TV broadcasting
  - Key player in Mobile TV: DVB-H technology and corresponding access control management (SAGEM involved in a number of trials, for both mobile terminals and networks), and the DVB-H mobile TV via satellite program
- **Access technologies:**
  - Broadband networks: ADSL, VDSL2, FTTH
  - Triple play solutions/quadruple play (box)
- **Image processing (Crystal Image) :**
  - Image enhancement in printing applications (fax and photos) and in mobile phones with camera
- **Secure payment technologies**
- **Printing and scanning technologies**

Products highly customizable to operator requirements


SAFRAN



- General presentation of Communications Branch
- Focus on digital technology
- **Details of Communications Branch positions**
  - Broadband
  - Mobile


SAFRAN

Broadband access









- **Market**
  - **Growth exceeding 50%**
  - **45 million European households with ADSL**
- **SAGEM**
  - **15 million broadband products delivered by SAGEM**
  - **No. 2 in Europe for ADSL**
  - **No. 1 in Europe for residential gateways**
    - Livebox, Alicebox, Neufbox, Dartybox, etc.
- **Outlook**
  - **Bolster positions thanks to leadership in the set-top box market**
  - **Incorporate new standards and emerging technologies: HSDPA, Wimax, FTTH (GPON, Ethernet actif, etc.)**

Volumes delivered (x1000)

6 000
5 000
4 000
3 000
2 000
1 000
0

2002 2003 2004 2005 2006

Boxes ADSL modem

SAFRAN

Digital TV






- Market
  - Growth of 15% per year (45% on DTTV)
  - 63 million digital households in Europe* (95 million in 2009)
- SAGEM
  - 9.5 million Sagem terminals delivered to date
  - No. 1 in Europe for DTTV and IPTV
  - No. 1 in Europe for MPEG4 and MPEG4 HD
  - No. 1 in Europe for DVR (Digital Video Recorder)
- Outlook
  - Widespread use of High Definition in all products
  - Develop wireless products
  - Deliver first Multiroom solutions (H1 2007)
  - Develop new DVR Slim models (H1 2007)

Volumes delivered (x1000)



2 500
2 000
1 500
1 000
500
0
2002
2003
2004
2005
2006
MPEG4

*Source: Data Monitor

Consumer printers



SAGEM



PHILIPS



Photar Sagem



AGFAPHOTO



- Market
  - 5 million fax machines in Europe
  - Boom in digital photography (photo printers = 60% growth in 2006)
- SAGEM
  - No. 1 in Europe for TT Fax
  - No. 2 in China for Phonefax (Photar Sagem JV)
  - License for Philips (fax) and Agfa (photo)
- Outlook
  - Penetrate new markets, as in China (Brazil, Russia, etc.)
  - Develop new products: Phonefax IP, photo frames, etc.

Volumes delivered (x1000)


1 200
1 000
800
600
400
200
0
2001
2002
2003
2004
2005
2006


Fax, Europe
Fax, China (Photar JV)
Photo printing


SAFRAN

Professional systems and terminals





MF Laser




Fax Server



Communications software

- **Market**
  - **Multifunction laser machines growing in Europe**
  - **Gradual shift of corporate telecom systems to IP**
- **SAGEM**
  - **A number of agreements with OEMs in Europe (Ricoh) or international (Oki, Xerox)**
  - **World No. 1 in software for IP fax servers (acquisition of Canadian company Interstar in 2006)**
- **Outlook**
  - **Develop new products: IP Fax, color, etc.**

Volumes delivered (x1000)

120
100
80
60
40
20
0

2002 2003 2004 2005 2006

SAFRAN

Telecom systems and equipment





- **Market**
  - Accelerated digitization, rates and applications (Mobile TV, communicating intersections, communicating electricity meters)
  - Development of convergence markets
- **SAGEM**
  - Telecom equipment maker, involved in a number of projects with both legacy operators and emerging countries
  - No. 1 worldwide in professional GSM-R/T mobile phones
- **Outlook**
  - Develop FTTx solutions (GPON, active Ethernet, etc.) and convergence products
  - Deploy vertical applications (e.g., in the energy sector)


SAFRAN

R&D organization and flexible production



France: Cergy, Vélizy
France: Dinan, Lannion, Bayonne, Tourcoing
Austria: Vienna
Canada: Montréal
66% of workforce outside Europe
Tunisia: Tunis
China: Shenzen, Heyuan (Photar JV)
R&D
Production

- R&D combining technical expertise, local support for customers and cost reduction
- Production engineering of new technologies in France and of mature products in emerging countries
- Local customer services for each market

Photar: a successful partnership in China


Heilongjiang
Jilin
Liaoning
BEIJING
Inner Mongolia
Tianjin
Hebei
Ningxia
Shanxi
Shandong
Qinghai
Shaanxi
Henan
Jiangsu
Anhui
Shanghai
Chongqing
Hubei
Sichuan
Zhejiang
Jiangxi
Hunan
Fujian
Yunnan
Taiwan
Guangxi
Guangdong
Hong Kong
Macao
Hainan


Photar Sagem
Groupe SAFRAN

Photar Sagem (printing terminals):

- Sagem Photar JV (450 people - 70/30)
- Operational startup: January 2006
- Business: R&D, manufacture, sales
- At September 30, Photar Sagem is No. 2 in Chinese Phonefax market, with 25% market share


SAFRAN



- General presentation of Communications Branch
- Focus on digital technology
- **Details of Communications Branch positions**
  - Broadband
  - Mobile


SAFRAN

Mobile phones



my215X



my401Z



my501C







my700X

my800X



- **Market:**
  - **General growth**
  - **New technologies in developed countries (3G: 33% of Western European sales in 2006)**
  - **GSM entry level in emerging countries**
- **SAGEM**
  - **Strategic partner of major European operators**
  - **7th worldwide**
  - **3G, EDGE products starting in H2 2006**
- **Outlook**
  - **Focus Sagem range on expectations of European operators:**
    - Continue deployment of our Multimedia range
    - Renew our Camera product line
    - Simplified, targeted entry-level offering (voice)

Volumes delivered (millions of units)


20
10
0
2002
2003
2004
2005
2006



Mobile phones: access to convergent services



myMobileTV



GSM + WiFi



myMobileTV2 – DVB-H



mobile NFC/RFID



- **Booming market**
  - **Offer access to voice, music, video, TV services at home or outside**
  - **First product rollouts in H2 2006:**
    - UMA convergence (Orange, TIM, etc.) GSM/wifi
    - Mobile TV using DVB-H technology.
  - **At the heart of operators' strategy**

- **SAGEM**
  - **Mobile TV – DVB-H :**
    - participation in a number of trials (Turin Olympics, Football World Cup, etc.)
    - first products marketed in South Africa and Italy
  - **Payment via mobile phone – NFC/RFID: contactless connection and payment experiments**

- **Outlook**
  - **Renew the Mobile TV offering with a new product featuring a rotating screen**
  - **Launch GSM+WiFi mobile phones with UMA (in partnership with operators)**

R&D organization and flexible production

France: Fougères, Montauban

France: Cergy

43% of workforce outside Europe

Brazil: Manaus

China: Ningbo (Bird JV)

- R&D
- Production

- New Technologies in France
- 2G products mainly designed and manufactured in emerging countries


SAFRAN

Bird: a successful partnership in China



Heilongjiang
Jilin
Liaoning
BEIJING
Inner Mongolia
Tianjin
Hebei
Ningxia
Shanxi
Shandong
Qinghai
Shaanxi
Henan
Jiangsu
Anhui
Shanghai
Chongqing
Hubei
Zhejiang
Jiangxi
Hunan
Fujian
Yunnan
Guangxi
Guangdong
Taiwan
Hong Kong
Macao

Partnership with Bird (mobile phones):

- R&D JV (500 people – 50/50):
  - working for Sagem and Bird,
  - focused on mechanical and electronic developments
- Production joint venture (2,300 people - 50/50):
  - more than 12 million mobile phones produced
  - of which more than 40% for Sagem Communication (clam and slider models)
- Joint purchasing policy:
  - increase in quantities purchased from Chinese suppliers



SAFRAN

DEFENSE SECURITY BRANCH

Jean-Paul HERTEMAN



Defense Security

Branch profile

2005 Sales*	Total employees	France	International
€1,232 million	9,000	6,800	2,200

* including 1 month of business for Orga


Defense
27%
Military
34%
Civil
39%
Aerospace
Security

Defense Security

Civil and Military Aerospace (in % of 2006e sales)

Weapon Guidance
AASM
ASTER
Mica
M51
Mirage F1 Morocco
Equipment and Avionics Systems
Combat aircraft cockpits
Flight Control Computer NH90
Helicopters
Glass cockpit
12%
65%
23%
Navigation and sensors
A400M
Gyroscope
A380
A380 servers, routers




SAFRAN



Defense Security

Civil and Military Aerospace

- **Technologies which are differentiating (inertial sensors, flight controls, fly-by-wire controls, onboard information systems, etc.) and highly complementary**

- **SAFRAN synergies already generating results (787 electric brake), and to be amplified**

- **Growth factors:**
  - helicopter avionics
  - "more electric" aircraft
  - "wired" aircraft
  - precision navigation/guidance/control


SAFRAN



Defense Security

Defense *(in % of 2006e sales)*

Future dismounted soldier

Goggles

Félin

Network-centric warfare systems (BOA concept)

UAVs

Sperwer

Shipborne sights

Army/Air Force/ Navy sights

Army/Air Force sights (STRYX)

Large space optics Megajoule laser

31%

31%

27%

11%


SAFRAN

Defense Security

Defense

- **Technologies which are differentiating (IR sensors, image processing, broadband networks, cryptology) and highly complementary**

- **Growth factors:**
  - **network-centric warfare systems (BOA concept)**
  - **helicopter optronics**


SAFRAN

Defense Security

Security *(in % of 2006e sales)*

Secure terminals

Biometric terminals

Game terminals

Payment terminals and solutions

37%

30%

33%

ID management

Smart cards

Government solutions


SAFRAN

Defense Security

Security

- **Technologies which are differentiating (biometric algorithms, cryptography) and highly complementary (key role of smart cards)**

- **Growth factors:**
  - border checks
  - contactless payment solutions
  - convergence solutions (multi-application biometric terminals and cards)


SAFRAN

Defense Security

2006 highlights: development across our three business lines

- **Aerospace**
  - **Qualification:**
    - First M51 launch
    - 49 AASM launches
    - A380 NSS
  - **New contracts:**
    - Gulstream II avionics
    - AASM and Moroccan Mirage F1 upgrade
    - Mistral RMV seeker
- **Defense**
  - Sperwer deployments
  - Delivery of Félin prototypes
  - Tiger sights and deployment of support services
- **Security**
  - Sales of electronic payment terminals up 18% and biometric terminals up 76%
  - 30 civil and police ID systems sold
  - Orga starts recovery


SAFRAN

AIRCRAFT EQUIPMENT BRANCH

Yves LECLÈRE

SAFRAN

Aircraft Equipment

Branch profile

2005 Sales	Total employees	France	International [1]
€2,510 million*	18,800	10,000	8,800

(1) Mexico, Canada, USA, China, UK, Morocco, Poland, Singapore, India



27%
44%
9%
20%
Engine equipment, nacelles and thrust reversers
Other equipment
Electrical systems
Landing systems



SAFRAN

Aircraft Equipment

Our characteristics

▶ System integrators, professional expertise

- Differentiating technologies, shared
- Sustained R&D effort

▶ Higher productivity

- Lean manufacturing approach
- International deployment

▶ Robust growth driven by new programs

- Establishing a balanced portfolio: Airbus-Boeing
- Growing fleets in service


SAFRAN

Aircraft Equipment

Our characteristics

▶ System integrators, professional expertise

- Differentiating technologies, shared
- Sustained R&D effort

▷ Higher productivity

- Lean manufacturing approach
- International deployment

▷ Robust growth driven by new programs

- Establishing a balanced portfolio: Airbus-Boeing
- Growing fleets in service


SAFRAN

Aircraft Equipment

Competitive situation



- Face to face with Goodrich on 2/3 of total business

- Prime integrator on 80% of total business



Aircraft Equipment

Landing and braking systems


A 400M

- Landing system integrator


Messier-Dowty
Landing gear
Messier-Bugatti
Carbon brakes
Control/monitoring systems
Wheels & Brakes
Messier-Services
MRO

SAFRAN

Aircraft Equipment

Aircelle: nacelles



- **Nacelle system integrator**

Major systems integrator, from business jets to the A380



Air inlet



Thrust reverser



Afterbody Nozzle



EBU / Podding

Aircraft Equipment

Differentiating and disruptive technologies, for a global head start


A380

- **Installed on the A380: composite nacelle, electrically-driven thrust reverser, full authority braking control, digital cabin ventilation**



- **Soon to be certified on the B787: composite landing gear sidestay, electric brake, lightened wheel, integrated electrical wiring system**



- **Now being demonstrated for next-generation programs:**
  - New steps towards the "electric" aircraft: Snecma-Sagem synergies
  - Moving up the value chain


SAFRAN

Aircraft Equipment

Our characteristics

- System integrators, professional expertise
  - Differentiating technologies, shared
  - Sustained R&D effort
- **Higher productivity**
  - Lean manufacturing approach
  - International deployment
- Robust growth driven by new programs
  - Establishing a balanced portfolio: Airbus-Boeing
  - Growing fleets in service


SAFRAN

Aircraft Equipment

International deployment across the branch


Production in China/Suzhou expansion

Joint Snecma//Messier-Dowty facility – 2007

2005	2006
Messier-Dowty : expansion in Suzhou (China)	Joint project with Snecma. Production startup 2007-2008
Messier-Services	New facility in Queretaro (Mexco). Production startup 2007
Messier-Bugatti	Third expansion at Kentucky plant. Production startup 2007
Aircelle : New facility in Casablanca	Plant in operation
Labinal : Expansion in Chihuahua (Mexico)	Plant in operation
New facility in Témara (Morocco)	Plant in operation
Hispano-Suiza : Facility in Poland	Plant in operation
Teuchos : Facility in Bangalore (India)	Production ramp-up completed
Facility in Casablanca (Morocco)	Production ramp-up starting


SAFRAN

Aircraft Equipment

- **Enhanced competitiveness**
  - Lean manufacturing
  - International deployment
  - Group purchasing
  - Mobility and sharing skills across all SAFRAN companies


A-CARB, third expansion of the plant in Kentucky

Aircraft Equipment

Our characteristics

- System integrators, professional expertise
  - Differentiating technologies, shared
  - Sustained R&D effort
- Higher productivity
  - Lean manufacturing approach
  - International deployment
- **Robust growth driven by new programs**
  - **Establishing a balanced portfolio: Airbus-Boeing**
  - **Growing fleets in service**


SAFRAN

Aircraft Equipment

New aircraft programs

	Nacelles	Landing gear		Wheels – brakes	Wiring	Engine equipment	Aircraft equipment
		Nose	Main				
A380	✓	✓			✓	✓	✓
A400M		✓	✓	✓	✓	✓	✓
B787		✓	✓	✓	✓	✓	
Falcon 7X	✓	✓	✓		✓		✓
Sukhoi Superjet	✓	✓	✓			✓	
A350 XWB		?	✓	?	?	?	?


SAFRAN

Aircraft Equipment

A380: sustained momentum

- Innovation: accomplished
- Certification: accomplished
- Production: set up
- Sales: delayed


AIRBUS
A380

→ For Safran, the A380 remains an opportunity for growth, and represents a new step forward in management of business lines


SAFRAN

Aircraft Equipment

Robust service business

- **Carbon brake refurbishment:**
  - Global leadership
  - Fleet in service will double by 2010

Installed base (carbon brakes)



Mainline jets (over 100pax)
— Fleets at year-end 2005
2,500
2,350
1,070
520
MB
GDR
HON
ABS+DLP

2005 sales



Services
22%
78%
OE

- **Landing gear maintenance:**
  - New aircraft models in service
  - Redeployment of repair sites



Messier Services in Quérétaro, Mexico

SAFRAN

Aircraft Equipment

Conclusion

- **Productivity improvement and industrial redeployment in line with objectives**
- **Sustained effort on innovation for differentiation**
- **Safran's aircraft equipment offering meets the objectives announced by aircraft-makers, who want to count on partners capable of supplying complete systems**

AEROSPACE PROPULSION BRANCH

Marc VENTRE


SAFRAN

Aerospace Propulsion

Contents

Aerospace Propulsion

- **General presentation**
- Strong market growth
- Investing in technology
- Growing the installed base and service revenues
- Industrial policy


SAFRAN

Aerospace Propulsion

Branch profile

2005 Sales	Total employees	France	International
€4,493 million	21,400	18,200	3,200

Commercial engines 58%

Military engines 14%

Space & Ballistic 12%

Helicopters engines 16%

SAFRAN

Aerospace Propulsion

CFM56: the best seller


CFM56

Engine manufacturer for Ariane and strategic missiles


Vulcain 2

World's leading helicopter engine manufacturer

Arriel 1E2

Europe's second leading military aircraft engine maker


M88-2
TP400-D6


SAFRAN

Aerospace Propulsion

- General presentation
- **Strong market growth**
- Investing in technology
- Growing the installed base and service revenues
- Industrial policy


SAFRAN

Aerospace Propulsion

Aircraft backlog as of June 2006

In % of the total Boeing/Airbus aircraft



Low Cost
Asia Pacific
5.5
Low Cost Europe
16.2
Airlines in Asia
Pacific
18.4
Low Cost
North America
14.7
3.7
12.2
Low Cost
Other
Lessors
12.2
9.6
7,5
Airlines in North
America
Airlines in Europe
Other Airlines

Source: Boeing & Airbus data

Aerospace Propulsion

World traffic and GDP

RPK (Index 100 in 1970)

1,000
900
800
700
600
500
400
300
200
100

1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010

GDP (Index 100 in 1970)

Air traffic:
- steady growth outpacing GDP
- ...despite turbulences

Driven by:
- market expansion (Asia)
- low cost carriers

Source : IMF & OACI


SAFRAN

Aerospace Propulsion

Improving airline financial performance

USA fare recovery

Cents per passenger-mile


16
15
14
13
12
11
10
9
janv-96
janv-97
janv-98
janv-99
janv-00
janv-01
janv-02
janv-03
janv-04
janv-05
janv-06
Trafic domestique
Trafic international

Source : ATA

Historically high load factors in 2006 (in %):

USA	Asia	Europe
80.9	75.2	75.5

SAFRAN

Aerospace Propulsion

CFM56: the industry standard


CFM56
CFMI: 50% Snecma - 50% GE

- 330 million flight-hours
- Over 16,500 engines in service
- 430 operators worldwide

Aerospace Propulsion

CFM56 engine orders as of October 31, 2006

Orders



2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004
2005
Oct. 06

Backlog



4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
Oct. 06

SAFRAN

Aerospace Propulsion

CFM market share as of October 31, 2006

	Single aisle > 100Pax CFM Market Share		A318 / A319 / A320 / A321 CFM Market Share	
1984 to October 2006	**7,851**	**71%**	**2,322**	**55%**
January to October 2006	**882**	**88%**	**240**	**67%**

Main Driver : Lower Maintenance Cost


SAFRAN

Aerospace Propulsion

Turbomeca Helicopter turbine backlog

Breakdown by Airframer
(in %)



Eurocopter
64
Other Western
& misc
16
11
Emerging
9
Retrofit

Breakdown by end user
(in %)



Civil Oil & Gas
16
Civil EMS
8
Civil Police
state agency
9
Civil VIP Corp.
& Priv.
8
Civil Utility
multi purpose
15
Mil. specialized
for attack
11
Mil. Transp.
Utility multi
purpose
43

Aerospace Propulsion

Turbomeca Helicopter turbine backlog

Orders

Backlog


1,500
1,000
500
0
2000
2001
2002
2003
2004
2005
oct-06
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004
2005
oct-06

SAFRAN

Aerospace Propulsion

- General presentation
- Strong market growth
- **Investing in technology**
- Growing the installed base and service revenues
- Industrial policy


SAFRAN

Aerospace Propulsion

R&D: Upgrade existing products, prepare next generation, expand thrust range

	1995	2000	2005	2010	Certification year

CIVIL

Widebodies

Single-aisle





Regional



Bizjet

MILITARY

HELICOPTERS







SAFRAN

Film on RTM technology


SAFRAN

Aerospace Propulsion

SaM146: aiming for leadership in the regional jet market

- **Market segment showing strong growth**
  - 7%/year, combining growth and replacement
- **Market opened to new players**
- **Only one recent engine currently available**
- **First application: Sukhoi RRJ**
  - Designed for Western certification, growing interest from global market
- **Possible subsequent applications**
  - Mid-life upgrade of Embraer/Bombardier families
  - Large business jets






SATURN



Aerospace Propulsion

Silvercrest engine

- **A profitable market niche, enjoying strong growth**
  - 13,000 business jets worldwide, a fleet growing 8%/year
  - High margin business, mainly as original equipment
- **Synergy between business jets/regional jets with 30-60 seats**
  - Complements our access to the regional jet market
- **Silvercrest, the Snecma engine entry in the 10,000-lb-thrust class**
  - Current engines in this thrust class based on previous-generation designs
  - New aircraft projects concentrated towards 2010-2013
- **Excellent image inherited from the CFM56**
  - Advanced technology and reliability
- **Encouraging contacts with aircraft-makers**
  - Core demonstration launched in January 2006
  - Cessna, Dassault





SILVERCREST



Aerospace Propulsion

- General presentation
- Strong market growth
- Investing in technology
- **Growing the installed base and service revenues**
- Industrial policy


SAFRAN

Aerospace Propulsion

Installed base

CFM 56 – A fast-growing installed base

Engine installed base
Engine deliveries
Forecast
20,000
16,000
12,000
8,000
4,000
0
1,200
800
400
0
82
83
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08


SAFRAN

Aerospace Propulsion

Installed base

Helicopter engines: A booming market

Engine installed base

Engine deliveries

Forecast



16,000
12,000
8,000
4,000
0

1,800
1,200
600
0

82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08


SAFRAN

Aerospace Propulsion

Growing service revenues

Service Revenues as % of Total Sales

2000	***2006 (estimated)***
32%	43%

OE Revenues   Services Revenues


SAFRAN

Aerospace Propulsion

PMA: P&W initiative, a real threat?

Potential impact is limited



Pro-OEM Airlines
7%
25%
Leased A/C - pro OEM
9%
Open
12%
Services by
P&W Norway + UAL*
47%
Services by CFM

* UAL = United Airlines



SAFRAN

PMA: P&W initiative, a real threat?

Actions to minimize the impact

- Patenting activity increased (5B – 7B – Tech Insertion)
- Safety concerns documented to EASA and endorsed by EC commissioner J. Barrot – Same process with FAA
- On critical parts, promote need for Supplementary Type Certificate which is well accepted by agencies
- Provide information to lessors and financial community concerning impact on residual value of assets
- Provide information to airlines: CFM no longer in a position to guarantee the engine if PMA installed
- Supplier base will not participate (18 out of 19)
- CFM material management solution




Aerospace Propulsion

PMA: P&W initiative, a real threat?

What could be the maximum impact* on 2010 SAFRAN revenues?

- **Analysts' estimates (average from 2 studies) :**
  - $50 million ($105 million for CFM)
- **SAFRAN's estimate :**
  - $40 million, representing 0.2 to 0.3% of SAFRAN revenues

Not significant for SAFRAN revenues

* on the PMA impact on CFM56 engines



Aerospace Propulsion

- General presentation
- Strong market growth
- Investing in technology
- Growing the installed base and service revenues
- **Industrial policy**


SAFRAN

Aerospace Propulsion

Industrial policy

- **Domestic capacities in France sized for bottom of aviation cycles focused on core technology**
- **During high points in cycle, increase in production rates handled via supplier networks and investments in facilities located in countries selected according to one or more criteria:**
  - **Lower costs**
  - **Reduced USD exposure**
  - **Fast-growing market**


SAFRAN



Aerospace Propulsion

New projects

2005 Status

6	international sites operational
8	under study or under construction

2006 Status

12	sites operational (among which 3 existing once have been extended)
2	under construction
1	new under study



Snecma Suzhou — VolgAero — SnS in Morocco — SnS Chengdu — Turbomeca USA — Creuzet Polska

Safran Propulsion





USA
Turbomeca's current plant capacity X 2
New US plant (project)

POLAND
JV Snecma Creuzet (blades)
Turbine blade machining

RUSSIA
VolgAero
Smartec - Engineering JV
Poluevo (open air test cell)

CHINA
Sourcing since mid-90s
Chengdu - JV with Air China (MRO)
Snecma Mfg & Assembly plant in Suzhou
JV for blade & vane casting

MEXICO
SAMES-JV Snecma Services

MOROCCO
SMES - JV Snecma Services

INDIA
Turbomeca turbochargers
JV Snecma HAL


SAFRAN

Propulsion



Conclusion

- **Strong growth in commercial aircraft and helicopter engine markets**
- **Strong, steadily growing installed base – generates spares sales**
- **Investments in differentiating technologies and growth market segments**
- **Optimization of industrial facilities**


SAFRAN


SAFRAN
an international technology
leader
SAFRAN

Notice

- These documents contain forward-looking statements. All statements other than statements of historical fact in in this presentation, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements,or industry results, to be materially different from those expressed or implied by these forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors:
  - the cyclical nature of the aviation market;
  - the effects of exceptional and unpredictable events;
  - the impact of changes in competition;
  - fluctuations in exchange rates;
  - our ability to maintain high levels of technology.

Forward-looking statements speak only as of the date of this presentation and we expressly disclaim any obligation or undertaking to release any update or revisions to any forward-looking statements in this presentation as a result of any change in our expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

- "The English language version of this document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions expressed therein, the original language version of the document in French takes precedence over the translation."


SAFRAN

Program

9:00 – 9:30am	**Introduction**	**Jean-Paul BÉCHAT**	**Chairman of the Executive Board of SAFRAN Group**
9:30 – 10:30am	**Aerospace Propulsion / Q&A**	**Marc VENTRE**	**Executive Vice President, Aerospace Propulsion branch**
10:30 – 11:00am	Coffee break		
11:00 – 12:00am	**Aircraft Equipment/ Q&A**	**Yves LECLÈRE**	**Executive Vice President, Aircraft Equipment branch**
12 Noon – 1:00pm	**Defense Security / Q&A**	**Jean-Paul HERTEMAN**	**Executive Vice President, Defense Security branch**
1:00 – 2:30pm	Lunch		
2:30 – 3:30pm	**Communications / Q&A**	**Xavier LAGARDE**	**Executive Vice President, Communications branch**
3:30 – 4:00pm	**Performance and improvement plan / Q&A**	**Dominique HÉDON**	**Executive Vice President, Strategy and Development**
4:00 – 4:30pm	**Economy-Finance/ Q&A**	**Noël GAUTHIER**	**Executive Vice President, Economic and Financial Affairs**
4:30 – 5:00pm	**Conclusion / Q&A**	**Jean-Paul BÉCHAT**	**Chairman of the Executive Board of SAFRAN Group**


SAFRAN

Introduction

Jean-Paul BÉCHAT


SAFRAN

An international technology leader

- A world leader with four core businesses:
  - Aerospace Propulsion
  - Aircraft Equipment
  - Defense Security
  - Communications
- 2005 sales: 10.58 billion euros
- Backlog at June 30, 2006: 19 billion euros
- More than 60,000 employees, including 20,000 outside France, in more than 30 countries around the world

SAFRAN capital structure

At 30 June, 2006


Public 40.5%
State 30.8%
Treasury shares 1.7%
Employees 19.6%
Areva 7.4%

SAFRAN Group branches

Aerospace Propulsion

- Snecma
- Snecma Services
- Turbomeca
- Microturbo
- Snecma Propulsion Solide
- Techspace Aero

Aircraft Equipment

- Aircelle
- Labinal
- Hispano-Suiza
- Teuchos
- Messier-Dowty
- Messier-Bugatti
- Messier Services

Communications

- Sagem Communication
  - Broadband
  - Mobile

Defense Security

- Sagem Défense Sécurité
  - Navigation and Aircraft Systems
    - Sagem Avionics
  - Optronics and Air-Land Systems
    - Vectronix
  - Security
    - Sagem Orga
    - Sagem Monetel
    - Sagem Morpho

(Principales sociétés)


SAFRAN

2005 sales: 10.58 billion euros

BY BRANCH


Aerospace Propulsion 43%
Aircraft Equipment 24%
Communications 22%
Defense Security 11%

BY REGION


Rest of the World 8%
Europe* 64%
Asia 7%
North America 21%

CIVIL/MILITARY SHARES


Military 20%
Civil 80%

* Reexported in large part by prime contractor customers

LEADERSHIP POSITIONS

- **No. 1 worldwide**
  - Engines for mainline commercial jets (over 100 seats) (50/50 with General Electric)
  - Civil and military helicopter engines
  - Landing gear
  - Digital fingerprint-based biometrics
  - Space optics
- **No. 2 worldwide ***
  - Liquid rocket propulsion
- **Top two worldwide**
  - Aircraft engine nacelles
  - Carbon brakes for mainline commercial jets
- **World leader**
  - Onboard power electronics
- **No. 4 worldwide**
  - Military aircraft engines

- **World leader**
  - Helicopter flight controls
  - Aircraft wiring
- **No. 1 in Europe**
  - Digital TV set-top boxes
  - Residential broadband gateways
  - Thermal transfer fax machines
  - Solid rocket propulsion
- **No. 2 in Europe**
  - ADSL terminals
- **European leader**
  - Defense and security electronics
  - Inertial navigation
  - Optronic systems
  - Tactical UAVs

(*) excluding Russia


SAFRAN

SAFRAN WORLDWIDE

Industrial and commercial facilities in more than 30 countries

CANADA
ETATS-UNIS
MEXIQUE
COLOMBIE
BRESIL
URUGUAY
SWEDEN
HUNGARY
CZECH REPUBLIC
POLAND
AUSTRIA
GERMANY
DENMARK
NETHERLANDS
BELGIUM
UNITED KINGDOM
FRANCE
SWITZERLAND
ITALY
SPAIN
PORTUGAL
MAROC
TUNISIE
AFRIQUE DU SUD
EMIRATS ARABES UNIS
RUSSIE
INDE
CHINE
SINGAPOUR
AUSTRALIE
JAPON
VIETNAM

- Sites industriels
- Bureaux d'études
- Représentations commerciales




SAFRAN